NO ACT

PE
3-26-12

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-4561**

DIVISION OF
CORPORATION FINANCE

[redacted]

12026988

Received SEC

MAY 03 2012

Washington, DC 20549

May 3, 2012

Willie C. Bogan
McKesson Corporation
Willie.Bogan@McKesson.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 05-03-2012

Re: McKesson Corporation
Incoming letter dated March 26, 2012

Dear Mr. Bogan:

This is in response to your letter dated March 26, 2012 concerning the shareholder proposal submitted to McKesson by the United Brotherhood of Carpenters Pension Fund. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Edward J. Durkin
United Brotherhood of Carpenters and Joiners of America
edurkin@carpenters.org

May 3, 2012

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: McKesson Corporation
Incoming letter dated March 26, 2012

The proposal requests that the board audit committee prepare and disclose to shareholders an annual "Audit Firm Independence Report" that provides information specified in the proposal.

There appears to be some basis for your view that McKesson may exclude the proposal under rule 14a-8(i)(7), as relating to McKesson's ordinary business operations. In this regard, we note that while the proposal addresses the issue of auditor independence, it also requests information about the company's policies or practices of periodically considering audit firm rotation, seeking competitive bids from other public accounting firms for audit engagement, and assessing the risks that may be posed to the company by the long-tenured relationship of the audit firm with the company. Proposals concerning the selection of independent auditors or, more generally, management of the independent auditor's engagement, are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if McKesson omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Matt S. McNair
Special Counsel

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

**McKesson Corporation**
One Post Street
San Francisco, CA 94104
415.983.9007 Tel
415.983.9042 Fax

**Willie C. Bogan**
Associate General Counsel
and Secretary

[redacted] **1934 Act/Rule 14a-8**

**McKESSON**
*Empowering Healthcare*

March 26, 2012

**VIA E-MAIL (shareholderproposals@sec.gov)**

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: McKesson Corporation – 2012 Annual Meeting
Stockholder Proposal Submitted by the United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

This letter is to inform you, in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that McKesson Corporation, a Delaware corporation (the "Company"), intends to omit from its proxy statement (the "2012 Proxy Statement") for its 2012 Annual Meeting of Stockholders (the "2012 Annual Meeting") a stockholder proposal (the "Proposal") submitted by the United Brotherhood of Carpenters Pension Fund (the "Proponent") under cover of a letter dated February 9, 2012.

The Company requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if the Company omits the Proposal from the 2012 Proxy Statement on the grounds that the Proposal relates to ordinary business matters and therefore is excludable in reliance on the provisions of Rule 14a-8(i)(7).

The Company expects to file its definitive 2012 Proxy Statement with the Commission on or about June 15, 2012, and this letter is being submitted more than 80 calendar days before such date in accordance with Rule 14a-8(j). In accordance with Section C of *Staff Legal Bulletin No. 14D* (November 7, 2008), this letter and its exhibits are being emailed to the Staff at shareholderproposals@sec.gov. Because this request is being submitted electronically pursuant to the guidance provided in *Staff Legal Bulletin No. 14D*, the Company is not enclosing the additional six copies ordinarily required by Rule 14a-8(j).

In accordance with Rule 14a-8(j), a copy of this submission is being forwarded simultaneously to the Proponent. Pursuant to Rule 14a-8(k) and Section E of *Staff Legal Bulletin No. 14D*, the Company requests that the Proponent copy the undersigned on any correspondence that the Proponent may choose to submit to the Staff in response to this submission. In accordance with Section F of *Staff Legal Bulletin No. 14F* (October 18, 2011), the Staff should transmit its response to this no-action request by e-mail to willie.bogan@McKesson.com.

## I. The Proposal

The Proposal requests that the Company's stockholders approve the following resolution:

**Therefore, Be it Resolved:** That the shareholders of McKesson Corporation request that the Board Audit Committee prepare and disclose to Company shareholders an annual Audit Firm Independence Report that provides the following:

1. Information concerning the tenure of the Company's audit firm if such information is not already provided, as well as the aggregate fees paid by the Company to the audit firm over the period of its engagement;

2. Information as to whether the Board's Audit Committee has a policy or practice of periodically considering audit firm rotation or seeking competitive bids from other public accounting firms for the audit engagement, and if not, why;

3. Information regarding the mandated practice of lead audit partner rotation that addresses the specifics of the process used to select the new lead partner, including the respective roles of the audit firm, the Board's Audit Committee, and Company management;

4. Information as to whether the Board's Audit Committee has a policy or practice of assessing the risk that may be posed to the Company by the long-tenured relationship of the audit firm with the Company;

5. Information regarding any training programs for audit committee members relating to auditor independence, objectivity, and professional skepticism, and

6. Information regarding additional policies or practices, other than those mandated by law and previously disclosed, that have been adopted by the Board's Audit Committee to protect the independence of the Company's audit firm.

The text of the Proposal is preceded by a supporting statement that is not reproduced in this letter, but that is set forth in the copy of the Proposal that is attached hereto as Exhibit A.

The Company received the Proposal on February 9, 2012. On February 17, 2012, the Company received a letter from AmalgaTrust, stating that AmalgaTrust serves as corporate co-trustee and custodian for the Proponent and is the record holder for 3,175 shares of the Company's common stock held for the benefit of the Proponent, that the Proponent has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the Proposal, and that the Proponent continues to hold the shares of the Company's common stock (the "AmalgaTrust Letter"). A copy of the AmalgaTrust Letter is attached hereto as Exhibit B. Based on the Company's review of the AmalgaTrust Letter, the Company's own records, regulatory materials and information provided by the Depositary Trust Company, the Company was unable to conclude that the Proposal met the requirements for inclusion in the Company's proxy materials. Accordingly, on February 23, 2012, the Company sent to the proponent a notification of certain deficiencies with respect to the AmalgaTrust letter (the "Deficiency Letter"). A copy of the Deficiency Letter is attached hereto as Exhibit C. On February 27, 2012, the Company received a letter from AmalgaTrust responding to the Deficiency Letter. A copy of that letter is attached hereto as Exhibit D.

## II. The Proposal May be Excluded Under Rule 14a-8(i)(7) as Dealing With Matters Relating to the Company's Ordinary Business Operations

The Company respectfully submits that the Staff concur in our view that the Proposal may be excluded from the 2012 Proxy Statement pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits a company to exclude a stockholder proposal from its proxy materials if the proposal deals with a matter relating to the company's ordinary business operations. The Commission has stated that the policy behind the exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *SEC Release No.* 34-40018 (May 21, 1998) (the "1998 Release"). One of the principal considerations related to the exclusion of a proposal pursuant to Rule 14a-8(i)(7) is whether the subject matter of the proposal relates to tasks that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* For the purposes of Rule 14a-8(i)(7), the Commission noted in the 1998 Release that "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept providing management with the flexibility in directing certain core matters involving the company's business and operations." *Id.*

The Commission has also stated that, when analyzing whether a shareholder proposal requesting the preparation of a report may be excluded from a proxy statement, the Staff "will consider whether the subject matter of the report . . . involves a matter of ordinary business." *SEC Release No.* 34-20091 (August 16, 1983) and *Staff Legal Bulletin No. 14E*

(October 27, 2009, n.1 and accompanying text). If the underlying subject matter of the report "involves an ordinary business matter to the company, the proposal generally will be excludable under Rule 14a-8(i)(7)." *Staff Legal Bulletin No. 14E.* In this regard, the Staff stated in *Staff Legal Bulletin No. 14E:*

> [S]imilar to the way in which we analyze proposals asking for the preparation of a report, the formation of a committee or the inclusion of disclosure in a Commission-prescribed document — where we look to the underlying subject matter of the report, committee or disclosure to determine whether the proposal relates to ordinary business — we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company. *Id.*

We note that since the Staff's statement in *Staff Legal Bulletin No. 14E,* the Staff has continued to permit the exclusion of proposals under Rule 14a-8(i)(7) when the proposal requests that a report address matters relating to the Company's ordinary business operations. *See, e.g., Kraft Foods Inc.* (February 23, 2012) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requesting a report detailing the ways in which the company assesses water risk to its agricultural supply chain); *The Boeing Company* (February 8, 2012) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requesting the preparation of a report disclosing the company's assessment of the effects of changes to, and changes in interpretation and enforcement of, U.S. federal, state, local, and foreign tax laws and policies, as relating to the company's ordinary business operations); *Sempra Energy* (January 12, 2012, *recon. denied,* January 23, 2012) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company's board of directors conduct an assessment and prepare and publish a report identifying the results of a review of certain risks); *The Walt Disney Company* (December 12, 2011) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requesting a report on compliance with the company's code of business conduct and ethics for directors); *Pfizer Inc.* (February 16, 2011) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal seeking an annual assessment of risks created by efforts on the part of the company to minimize taxes, and a report on that assessment); *The TJX Companies, Inc.* (March 29, 2011) (same); and *Wal-Mart Stores, Inc.* (March 21, 2011) (same).

The Proposal specifically requests that the Company prepare an "Audit Firm Independence Report" which provides information with regard to the following matters: (1) the tenure of the Company's audit firm (if not already provided) and aggregate audit fees paid over the term of the engagement; (2) whether the Audit Committee has a policy or practice of periodically considering audit firm rotation or seeking competitive bids from other public accounting firms for the audit engagement, and if not, why; (3) the specifics of the process used to select the new lead partner in connection with mandated lead partner rotations, including the respective roles of the audit firm, the Board's Audit Committee and the Company's management; (4) whether the Audit Committee has a policy or practice of assessing the risk that may be posed to the Company by the long-tenured relationship of the audit firm with the Company; (5) any training programs for members of the Audit Committee relating to auditor independence, objectivity, and professional skepticism; and (6) additional policies or practices, other than those mandated by law and previously disclosed, that have been adopted by the Audit Committee to "protect the independence of the Company's audit firm." These matters all relate to the Audit Committee's management of the engagement of and relationship with the Company's independent auditors, and therefore relate to ordinary business matters that are inappropriate matters for the consideration of the Company's stockholders.

It is well established that proposals relating to the selection and engagement of, and management of the relationship with, a company's independent auditors address matters relating to a company's ordinary business operations, and are therefore are generally excludable under Rule 14a-8(i)(7). In numerous recent no-action letters, the Staff has repeatedly permitted the exclusion of shareholder proposals relating to establishment of an audit firm rotation policy on the basis that such proposals relate to ordinary business matters. *See, e.g., ITT Corp.* (January 13, 2012) (stating that "[p]roposals concerning the selection of independent auditors or, more generally, management of the independent auditor's engagement, are generally excludable under rule 14a-8(i)(7)."). *See also ConocoPhillips* (January 13, 2012); *AT&T Inc.* (January 5, 2012); *Hess Corp.* (January 5, 2012); *Duke Energy Corp.* (January 5, 2012); *Prudential Financial, Inc.* (January 4, 2012); *The Dow Chemical Co.* (January 4, 2012); *General Dynamics Corp.* (January 4, 2012); *Dominion Resources Inc.* (January 4, 2012); *American Electric Power Co., Inc.* (January 4, 2012); *Sprint Nextel Corp.* (December 28, 2011); *Baker Hughes Inc.* (December 27, 2011); *General Electric Co.* (December 23, 2011); *Alcoa Inc.* (December 23, 2011); *U.S. Bancorp* (December 16, 2011); *Stanley Black & Decker, Inc.* (December 15, 2011); *Deere & Co.* (November 18, 2011, *Commission review denied* December 12, 2011); *Hewlett-Packard Co.* (November 18, 2011, *Commission review denied* December 16, 2011); and *The Walt Disney Co.* (November 23, 2011, *Commission review denied* December 20, 2011).

Prior to these recent auditor rotation proposals, the Staff established a long line of precedent where it has generally concurred in the exclusion of similar proposals under Rule 14a-8(i)(7), on the basis that proposals concerning the selection of independent auditors or, more generally, management of the independent auditor's engagement, are generally excludable under Rule 14a-8(i)(7). *See, e.g., J.P. Morgan Chase & Co.* (March 5, 2010) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company's board of directors limit the engagement of the company's independent auditor to five years); *Masco Corp.* (January 13, 2010) (same); *Masco Corp.* (November 14, 2008) (same); *Masco Corp.* (February 26, 2008) (same); *El Paso Corp.* (February 23, 2005) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company adopt a policy of hiring a new independent auditor as least every ten years); *Kimberley Clark Corp.* (December 21, 2004) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board take the necessary steps to ensure that the company would rotate its auditing firm every five years); *Kohl's Corp.* (January 27, 2004) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board adopt a policy that the company select a new independent auditor at least every ten years); *The Allstate Corp.* (February 5, 2003) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board initiate processes to amend the company's governance documents to provide for the engagement of a new independent auditor every four years); *Bank of America Corp.* (January 2, 2003) (same); *WGL Holdings, Inc.* (December 6, 2002) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board adopt a policy to select a new independent auditor at least every five years); *Transamerica Corp.* (March 8, 1996) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requesting the rotation of the independent auditor every four years); *Mobil Corp.* (January 3, 1986) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requiring the rotation of the independent auditor at least every five years).

The information that would be provided in the report requested in the Proposal relates exclusively to the Company's management, through the Audit Committee, of the engagement of and relationship with the independent auditors, which clearly involves an ordinary business matter. In this regard, Rule 10A-3 under the Exchange Act requires that:

> The audit committee of each listed issuer, in its capacity as a committee of the board of directors, must be directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed issuer, and each such registered public accounting firm must report directly to the audit committee.

As required by Section 10A(M) of the Exchange Act, Rule 10A-3 under the Exchange Act and the listing standards of the New York Stock Exchange, the charter of the Company's Audit Committee provides that the Audit Committee has responsibility for, among other things, monitoring the Company's independent auditors' qualifications, independence and performance. The Audit Committee's oversight of the independent auditors explicitly extends to reviewing and evaluating the lead partner of the independent auditors' team, evaluating the qualifications, performance and independence of the independent auditors, and ensuring and managing the rotation of the lead audit partner, among other responsibilities.

The Proposal seeks details related to the Company's engagement of and relationship with its independent auditors, and in so doing, seeks to "micro-manage" the Company by, as noted in the 1998 Release, "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The Company's stockholders, as a group, have no authority to manage or monitor the Company's engagement of or relationship with its independent auditors. Because the Audit Committee is responsible, both by law and pursuant to its charter, for the appointment, oversight and evaluation of the independent auditors, the matters addressed by the Proposal are not appropriate matters for stockholder oversight. In addition, the Company's stockholders, as a group, are not in a position to best judge how the relationship with the independent auditors is to be managed, because they do not collectively have the same level of expertise and insight into the appointment, oversight and evaluation of the independent auditors as do the members of the Audit Committee, all of whom must be financially literate and at least one of whom must have accounting or related financial management expertise in accordance with Section 303A.07 of the New York Stock Exchange Corporate Governance Standards, and at least one of whom qualifies as an "audit committee financial expert," as defined under Item 407(d)(5)(ii) of the Commission's Regulation S-K.

We recognize that the Public Company Accounting Oversight Board (the "PCAOB") has issued a concept release and has held a roundtable seeking comment on whether the PCAOB should adopt rules requiring mandatory audit firm rotation, among other auditor independence considerations. *See Concept Release on Auditor Independence and Audit Firm Rotation; Notice of Roundtable, PCAOB Release No.* 2011-006 (August 16, 2011). We also recognize that the European Commission has adopted a green paper noting that mandatory audit firm rotation should be considered. *See Green Paper, Audit Policy: Lessons from the Crisis, European Commission COM(2010)* 561 (October 13, 2010). We do not believe that the current regulatory proposals with regard to auditor rotation would cause this topic, or the topic of auditor independence more generally, to "transcend the day-to-day business matters." 1998 Release. Moreover, we do not believe that the topic of audit firm rotation has "emerged as a consistent topic of widespread public debate such that it would be a significant policy issue for purposes of rule 14a-8(i)(7)." *AT&T Inc.* (February 2, 2011, *recon. denied* March 4, 2011). In this regard, we note that the topic of mandatory audit firm rotation has long been a subject of consideration by the Commission, lawmakers, standards setters and others, including when, as noted above, the Staff has concurred that companies could exclude proposals relating to auditor rotation and the management of the auditor engagement and relationship as discussed above. Accordingly, we believe that the Proposal may be excluded from the 2012 Proxy Materials under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

**III. Conclusion**

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2012 Proxy Statement.

If you have any questions or require any additional information, please do not hesitate to call me at 415-983-9007, or David Lynn of Morrison & Foerster LLP at (202) 887-1563.

Sincerely,

Willie C. Bogan

Willie C. Bogan
Associate General Counsel
and Secretary

Enclosures

**Exhibit A**

# UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

*Douglas J. McCarron*
General President

**[SENT VIA MAIL AND FACSIMILE 415-983-9042]**

February 9, 2012

Willie C. Bogan
Associate General Counsel and Secretary
McKesson Corporation
One Post Street, 35th Floor
San Francisco, California 94104

Dear Mr. Bogan:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the McKesson Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of auditor independence, and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 3,175 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 547-8979.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

**Audit Firm Independence Report Proposal**

Auditor independence is the foundation for investor confidence in financial reporting. The Public Company Accounting Oversight Board (PCAOB) describes auditor independence as "both a description of the relationship between auditor and client and the mindset with which the auditor must approach his or her duty to serve the public." One measure of an independent mindset is the auditor's ability to exercise "professional skepticism," an attitude that includes a questioning mind and a critical assessment of audit evidence. An auditor must conduct an audit engagement "with a mindset that recognizes the possibility that a material misstatement due to fraud could be present, regardless of any past experience with the entity and regardless of the auditor's belief about management's honesty and integrity."

In a system in which corporate audit clients pay for-profit accounting firms to audit their financial statements, every effort must be made to protect auditor independence. Long-term auditor-client relationships are common, with the average auditor tenure at the largest 100 U.S. companies averaging 28 years, and 21 years at the 500 largest companies. Proxy data indicates that McKesson Corporation ("Company") has retained Deloitte & Touche LLP as its outside auditor "for several years," and paid $102,951,576 in total fees to Deloitte & Touche over the last 10 years alone.

We believe the Board's Audit Committee, whose members have a principal responsibility to protect auditor independence, should provide shareholders an annual Audit Firm Independence Report to give shareholders insight into the auditor-client relationship and efforts undertaken to protect auditor independence.

**Therefore, Be it Resolved:** That the shareholders of McKesson Corporation request that the Board Audit Committee prepare and disclose to Company shareholders an annual Audit Firm Independence Report that provides the following:

1. Information concerning the tenure of the Company's audit firm if such information is not already provided, as well as the aggregate fees paid by the Company to the audit firm over the period of its engagement;

2. Information as to whether the Board's Audit Committee has a policy or practice of periodically considering audit firm rotation or seeking competitive bids from other public accounting firms for the audit engagement, and if not, why;

3. Information regarding the mandated practice of lead audit partner rotation that addresses the specifics of the process used to select the new lead partner, including the respective roles of the audit firm, the Board's Audit Committee, and Company management;

4. Information as to whether the Board's Audit Committee has a policy or practice of assessing the risk that may be posed to the Company by the long-tenured relationship of the audit firm with the Company;

5. Information regarding any training programs for audit committee members relating to auditor independence, objectivity, and professional skepticism, and

6. Information regarding additional policies or practices, other than those mandated by law and previously disclosed, that have been adopted by the Board's Audit Committee to protect the independence of the Company's audit firm.

**Exhibit B**

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775

AMALGATRUST
A division of Amalgamated Bank of Chicago

**[SENT VIA FACSIMILE 415-983-9042]**

February 17, 2012

Willie C. Bogan
Associate General Counsel and Secretary
McKesson Corporation
One Post Street, 35th Floor
San Francisco, California 94104

Re: Shareholder Proposal Record Letter

Dear Mr. Bogan:

AmalgaTrust serves as corporate co-trustee and custodian for the United Brotherhood of Carpenters Pension Fund ("Fund") and is the record holder for 3,175 shares of McKesson Corporation common stock held for the benefit of the Fund. The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

If there are any questions concerning this matter, please do not hesitate to contact me directly at 312-822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc. Douglas J. McCarron, Fund Chairman
Edward J. Durkin

**Exhibit C**

**McKesson Corporation**
One Post Street
San Francisco, CA 94104
415.983.9007 Tel
415.983.9042 Fax

**Willie C. Bogan**
Associate General Counsel
and Secretary

[redacted]

**McKESSON**
*Empowering Healthcare*

February 23, 2012

SENT VIA FACSIMILE (202) 547-8979 AND OVERNIGHT MAIL

Edward J. Durkin
Director
Corporate Affairs Department
United Brotherhood of Carpenters and Joiners of America
101 Constitution Avenue, N.W.
Washington, DC 20001

Re: Shareholder Proposal

Dear Mr. Durkin:

On February 9, 2012, McKesson Corporation ("McKesson") received your facsimile submitting a shareholder proposal on behalf of the United Brotherhood of Carpenters Pension Fund (the "Fund") titled "Audit Firm Independence Report Proposal" (the "Proposal") for consideration at the McKesson 2012 Annual Meeting of Stockholders. Also, on February 17, 2012, we received a facsimile dated the same date from AmalgaTrust that appears intended to demonstrate that the Fund satisfies the minimum ownership requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended ("Rule 14a-8"). Based on our review of the information provided by you, our records, regulatory materials and materials of the Depositary Trust Company ("DTC"), we have been unable to conclude that the Proposal meets the requirements for inclusion in McKesson's proxy materials. Unless you can demonstrate that the Fund meets the requirements of Rule 14a-8(b), as described below, in the proper time frame, McKesson will be entitled to exclude the Proposal from the proxy materials for the 2012 Annual Meeting of Stockholders

The name of the Fund does not appear in our records as a registered stockholder. Therefore, under Rule 14a-8(b), the Fund must prove its eligibility to McKesson by submitting either:

- a written statement from the "record" holder of the Fund's securities (usually a broker or bank that is a participant in the DTC) verifying that, at the time the Fund submitted the Proposal, the Fund continuously held at least $2,000 in market value or 1% of McKesson's securities entitled to vote on the proposal at the meeting for at least one year by the date the Fund submitted the Proposal; or

- a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the Fund's ownership of the shares as of or before the date on which the one-year eligibility period begins.

In order to help stockholders comply with the requirement to prove ownership by providing a written statement from the "record" holders of the shares, the SEC's Division of Corporation Finance published Staff Legal Bulletin 14F in October 2011. In Staff Legal Bulletin No. 14F, the SEC Staff clarified that, for purposes of Rule 14a-8(b)(2)(i), only brokers or banks that are DTC participants will be viewed as "record" holders of securities that are deposited at DTC. Thus, a stockholder must obtain the required written statement from the DTC participant through which the shares are held. For the purposes of determining if a broker or bank is a DTC participant, you may check the list posted at: http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If the DTC participant knows the holdings of the stockholder's broker or bank, but does not know the stockholder's holdings, the stockholder may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities was continuously held by the Fund for at least one year – with one statement from the Fund's broker or bank confirming its ownership, and the other statement from the DTC participant confirming the broker or bank's ownership.

Upon our review of the above-referenced DTC participant list, we note that, while Amalgamated Bank and Amalgamated Bank of Chicago are listed as DTC participants, AmalgaTrust, a division of Amalgamated Bank of Chicago, is not listed as a DTC participant. As a result, it is not clear from the February 17, 2012 facsimile that AmalgaTrust is a DTC participant, or is holding the Fund's McKesson securities through a DTC participant that is considered a "record" holder of McKesson's securities.

Rule 14a-8 requires that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me. Alternatively, you may transmit any response by facsimile to me at 415-983-9042 or by e-mail to willie.bogan@mckesson.com.

If you have any questions with respect to the foregoing, please contact me at 415-983-9007. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Willie C. Bogan

Willie C. Bogan
Associate General Counsel
and Secretary

Enclosure – Rule 14a-8

## Rule 14a-8 — Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to

shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to

present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

**Note to paragraph (i)(1):** Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

**Note to paragraph (i)(2)**: We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election*: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

**Note to paragraph (i)(9):** A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

**Note to paragraph (i)(10):** A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by Rule 240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by rule 240.14a-21(b) of this chapter.

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

**Exhibit D**

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775

AMALGATRUST
A division of Amalgamated Bank of Chicago

**[SENT VIA FACSIMILE 415-983-9042]**

February 27, 2012

Willie C. Bogan
Associate General Counsel and
Corporate Secretary
McKesson Corporation
One Post Street, 35th Floor
San Francisco, California 94104

RE: Shareholder Proposal Record Letter

Dear Mr. Bogan:

Amalgamated Bank of Chicago serves as corporate co-trustee and custodian for the United Brotherhood of Carpenters Pension Fund ("Fund") and is the record holder for 3,175 shares of McKesson Corporation ("Company") common stock held for the benefit of the Fund. The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to February 9, 2012, the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of McKesson Corporation stock.

If there are any questions concerning this matter, please do not hesitate to contact me directly at 312-822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

8550-253